







2018 ANNUAL REVIEW

AVINO
SILVER & GOLD MINES LTD








AVINO

SINCE 1968. A PROVEN MODEL FOR GROWTH.

AVINO IS A SILVER AND GOLD PRODUCER WITH A DIVERSIFIED PIPELINE OF GOLD, SILVER AND BASE METALS PROPERTIES IN MEXICO AND CANADA EMPLOYING APPROXIMATELY 500 PEOPLE. AVINO PRODUCES FROM ITS WHOLLY-OWNED AVINO AND SAN GONZALO MINES NEAR DURANGO, MEXICO, AND IS CURRENTLY EXPLORING AND DRILLING AT THE BRALORNE GOLD MINE IN BRITISH COLUMBIA, CANADA. THE COMPANY'S GOLD AND SILVER PRODUCTION REMAINS UNHEDGED.

OUR MISSION AND STRATEGY

AVINO IS COMMITTED TO BUILDING SHAREHOLDER VALUE THROUGH ITS FOCUS ON PROFITABLE ORGANIC GROWTH AT THE HISTORIC AVINO PROPERTY NEAR DURANGO, MEXICO AND THE STRATEGIC ACQUISITION OF MINERAL EXPLORATION AND MINING PROPERTIES. WE ARE COMMITTED TO MANAGING ALL BUSINESS ACTIVITIES IN AN ENVIRONMENTALLY RESPONSIBLE AND COST-EFFECTIVE MANNER, WHILE CONTRIBUTING TO THE WELL-BEING OF THE COMMUNITIES IN WHICH WE OPERATE.

TABLE OF CONTENTS

MILESTONES 2018

Mexico/Avino Mine

Completed Mill Circuit 4

Achieved name plate capacity (1,000 tpd) at Mill Circuit 4 within first week of commissioning

Produced 2,863,753 oz* silver equivalent

Drill programs on new areas of the Avino property outlined longer term targets

New mineral resource estimate increased measured and indicated resources by 225%

Development at the San Luis area and small-scale processing of newly mined material

Drilling in Avino open pit area intersected gold, silver, and copper that warranted further investigation

*AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu.

Canada/Bralorne Mine

A comprehensive exploration and geological team was assembled

Launched largest exploration program in over 100 years at Bralorne

The program includes 24,000 to 28,000 metres of drilling plus structural modelling and geological mapping, airborne and ground geophysics, surveys, and geochemical sampling

First drill results targeted the 27 vein extension. The holes confirmed the vein continuity up dip from the area of historic production. The initial assays were favourable, with the best result of the three assays intercepting 29.5 gold g/t over 0.88 metres true width.

The digitization of historic data which includes 13,000 scans is nearing completion. The historic data is being catalogued for ease of reference and will be incorporated into our Leap FrogTM modelling software.

KEY OBJECTIVES FOR 2019

Mexico/Avino Mine

Complete construction of a tailings thickener and expand Tailings Storage Facility

Evaluate metallurgical upgrages to improve recovery rates

The San Gonzalo mine is winding down, efforts will focus on re-allocating resources from San Gonzalo to the Avino Mine

Continue underground development in the San Luis area of the Avino Mine

Exploration planning underway on the Avino property

Canada/Bralorne Mine

Complete digitization of historic data, which includes 13,000 scans

Incorporate historic data into Leap Frog™ modelling software

Continue comprehensive exploration program

Generate new discoveries in underexplored areas that share similar geological structural attributes as those around the Bralorne, Pioneer and King Mines

2018 PRODUCTION HIGHLIGHTS: AVINO AND SAN GONZALO MINES


1.62M oz
1.61M oz
1.39M oz
2018 Silver production 1.29M oz
2015
2016
2017
2018


2018 Gold production 8,092 oz
7,083 oz
7,119 oz
7,935 oz
2015
2016
2017
2018


2018 Copper production 4.82M lbs
4.74M lbs
4.20M lbs
4.37M lbs
2015
2016
2017
2018


2018 Silver equivalent production 2.86M oz*
3.02M oz
2.68M oz
2.70M oz
2015
2016
2017
2018

	2018	2017	2016%	Change 2017-18
Total Mill Feed (dry tonnes)	708,764	541,935	544,336	↑31%
Avino Mine Feed Grade Silver (g/t)	53	64	67	↓17%
Avino Mine Feed Grade Gold (g/t)	0.49	0.516	0.42	↓5%
Avino Mine Feed Grade Copper (%)	0.55	0.484	0.50	↑14%
San Gonzalo Feed Grade Silver (g/t)	222	269	267	↓17%
San Gonzalo Feed Grade Gold (g/t)	1.03	1.32	1.25	↓22%
AHAGS** Feed Grade Silver (g/t)	58	–	–	–
AHAGS Feed Grade Gold (g/t)	0.41	–	–	–
AHAGS Feed Grade Gold (g/t)	0.16	–	–	–

* AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu. In 2016, AgEq was calculated using $17.10 oz Ag, $1,248 oz Au and $2.21 lb Cu.

**Avino Historic Above Ground Stockpiles

2018 FINANCIAL HIGHLIGHTS


Revenues (US$)
$34.11M
$33.36M
$30.10M
2016
2017
2018


$11.25M
$10.94M
Mine Operating Income (US$)
$6.26M
2016
2017
2018


$2.52M
Net Income (US$)
$1.62M
$1.50M
2016
2017
2018


$23.30M
$16.40M
Working Capital (US$)
$13.10M
2016
2017
2018

Expressed in thousands of U.S. dollars	2018	2017	2016	% Change 2017-18
Revenues	$34,116	$33,359	$ 30,105	↑2%
Mine Operating Income	$6,266	$11,253	$ 10,944	↓44%
Net Income	$1,626	$2,522	$ 1,503	↓36%
Cash	$3,252	$3,420	$ 11,780	↓5%
Working Capital	$13,106	$16,402	$ 23,306	↓20%

2018 OPERATIONAL HIGHLIGHTS



Silver Equivalent Payable oz Sold[2]
2.64M
2.0M
2.25M
2016
2017
2018



Cash Cost per Silver Equivalent Payable Ounce[1,3]
$9.32
$8.48
$8.65
2016
2017
2018



All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2]
$10.67
$10.34
$10.11
2016
2017
2018

"We will remain diligent, efficient and confident in our company-wide efforts to move forward and build for our future while cutting costs and preserving capital."

David Wolfin, President & CEO

	2018	2017	2016	2017-18 Change
Silver Equivalent Payable Ounces Sold[2]	2,640,129	2,245,946	2,035,618	↑18%
Cash Cost per Silver Equivalent Ounce[1,2,3]	$9.32	$8.65	$ 8.48	↑8%
All-in Sustaining Cost per Silver Equivalent Payable Ounce[1,2]	$10.67	$10.11	$ 10.34	↑5%

1. In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu

2. "Silver equivalent ounces sold" for the purposes of cash costs and all-in sustaining costs consists of the sum of silver ounces, gold ounces, and copper tonnes sold multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent ounce, all-in sustaining cash cost per ounce, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures.




AVINO
CELDA





MESSAGE FROM THE CEO

Facing Market Headwinds with Diligence, Efficiency and Confidence

While the past year brought important milestones and profitability, we endured a long period of low metals prices and market headwinds that impacted our financial performance. At the time of this report, however, silver, gold and copper showed signs of emerging from this bear market. In the meantime, we will remain diligent, efficient and confident in our company-wide efforts to move forward and build for our future while cutting costs and preserving capital.

Key Accomplishments in 2018

The year was highlighted by two major accomplishments. First, we commissioned the long-awaited Mill Circuit 4 in Mexico, adding 1,000 tonnes per day to our processing capacity. We owe much to the Mexican Operations team and their dedication to bring this operation on stream.

The other major accomplishment was the launch of our comprehensive exploration program at the Bralorne Mine in British Columbia. This program, which includes exhaustive sampling, surveying and analytics along with 24,000 to 28,000 meters of drilling, is the largest in the history of the Bralorne operation. We are funding this initiative through the Flow-Through share offering completed in April 2018.

Indicated Resources Grow by 225%

I'm also happy to report our updated mineral resource estimate at the Avino Mine property, completed in February 2018, increased our indicated resources by 225%. View details of the estimate on page 11.

Looking Ahead: Investing in Efficiency and Resources

We have implemented cost-cutting measures throughout the company, in both Mexico and Canada, and we will continue looking for ways to keep production and cash costs competitive through 2019.

Work this year in Mexico is expected to include the construction of a tailings thickener. We also plan to expand the tailings storage facility and are currently studying various options. We are also evaluating metallurgical improvements to enhance recovery rates as we continue to focus on optimizing output and production. Underground development at the San Luis area of the Avino Mine will continue. Currently, there are no planned capital expenditures associated with the San Gonzalo Mine, as the Company plans to wind that operation down in 2019.

In Canada, at the Bralorne Mine, we will continue aggressive exploration to explore large prospective areas that have never been explored or are underexplored. This work will include prospecting and extensive drilling.

My thanks to everyone at Avino for their diligence and perseverance as we work through these difficult markets. I look forward to a more positive year in 2019.

David Wolfin, President & CEO

2018 OPERATIONS OVERVIEW


• Eagle Property
CANADA
• Bralorne Mine
• Minto Property
• Aumax Property
UNITED STATES
• San Gonzalo Mine
• Avino Mine
• Ana Maria Property
• Aranjuez Property
• El Hueco Property
• El Laberinto Property
MEXICO



OPERATIONS IN MEXICO

Circuit #	Capacity (tpd)	Source of Mill Feed	Online Date
1	250	San Gonzalo Mine	Oct, 2012
2	250	Avino (ET) & San Gonzalo mines	Apr, 2013
3	1,000	Avino (ET) Mine	Jan, 2015
4	1,000	Historic above ground stockpiles	Jul, 2018


UNITED STATES
MEXICO
DURANGO
AVINO PROPERTY

MEXICO OPERATING PLANT AND MINES

Avino has operated in, and remained an essential partner for the Durango region of Mexico since 1968. Here we own and operate two mines with significant brownfield exploration potential across dozens of targets, many of them former small mines. We also hold four greenfield projects, all within Durango State.

The Avino Mill serves the Avino and San Gonzalo mines. The Avino Mine includes the Avino, or Elena Tolosa (ET) vein as well as the newly-developed San Luis area of the Avino mine. The plant is configured to run four separate circuits with a total capacity of 2,500 tpd.

Why Mexico?
Mexico's mining history extends back more than 500 years—as does the history of the Avino Property. Mexico is the world's largest producer of silver and a leading producer of gold, copper and zinc, amongst other minerals. The country's appeal to both domestic and international miners derives from its stable political and economic environment, modern infrastructure, skilled and educated work force and a pro-mining culture.



2018 AVINO MINE HIGHLIGHTS	
Ownership	100%
Silver Production (oz)	614,361
Gold Production (oz)	4,625
Copper Production (lbs)	4,546,952
Silver Equivalent Production (oz)*	1,847,303
Feed Grade Silver (g/t)	53
Feed Grade Gold (g/t)	0.49


MEXICO
DURANGO
AVINO PROPERTY
DURANGO

AVINO MINE

One of Mexico's Oldest Silver Mines
The Avino Mine, site of the company's original mining operation beginning in the early 1970s, is one of Mexico's longest-standing silver mines. Historic production dates back to the 1500s, and at one time Avino hosted the world's largest open-cut operation.

Mining the Historic Avino Vein
Avino mined the extensive Avino, or ET vein, through 27 years of both open pit and underground production prior to 2001, when the mine shut down due to low silver prices and closure of a key smelter. Following two years of redevelopment and mill expansion, the mine reopened in 2015. Today, mining of the Avino vein is once again in full operation, and it remains open at depth.

The mine employs over 500 workers, 80 percent of which live in nearby towns. The remaining 20 percent are housed on site.

San Luis, our Newest Development Area
The newly-developed San Luis zone is accessed through a separate portal located approximately two kilometers from the main entrance of the ET area. Current resources at San Luis were included in the most recent resource estimate on the Avino property (see below).

During 2018, work at San Luis was primarily focused on restoration of the main haulage ramp, completed during Q3 2018. Drifting then began on levels 6 and 6.5, followed by levels 7, 7.5, 8, 8.5 and 9. Most of these areas were partially developed during the 1980s and 90s prior to the mine's closure. Underground development at San Luis was temporarily reduced to save costs in Q3 an Q4 2018. San Luis material is currently being processed in Mill Circuit 2 until sufficient underground development has been completed to transition to the larger Mill Circuit 4.

During the start-up. testing and commissioning phase, feed for Mill Circuit 4 came from the Avino Historic above ground stockpiles

At San Gonzalo, the mine is approaching its end of life and the grades, recoveries and production have started to tail off. This is in line with our internal expectations

Mill Circuit 2 also processed the AHAG Stockpiles material to allow reduced underground work at the ET area of the Avino Mine. A total of 202,830 dry tonnes of AHAG Stockpiles was processed through the mill circuits, which added a total of 380,766 silver equivalent ounces to our overall consolidated silver equivalent production.

Exploration and Development in 2018

The Avino property is situated on a volcanic caldera with robust mineralized gold-silver-copper stockwork, breccia vein textures and porphyry-style mineralization with vast exploration potential. Many significant targets remain unexplored.

Ongoing drilling at Avino outlined longer-term targets that warranted further investigation and drilling. Results from the 19-hole drill program on the Chirumbo, Guadelupe and San Juventino areas demonstrated grade continuity and further extension of the main Avino vein to the northeast. This work also showed additional mineralization between the current areas at Elena Tolosa and the San Gonzalo mine.

We drilled 11 holes from surface in the Avino Open Pit Mine Area into the footwall and hanging wall to the main Avino vein, intersecting a range of gold, silver and copper grades at different widths. We will continue this work through 2019.

Avino Mine Mineral Resources Summary as at February 21, 2018

Measured & Indicated Mineral Resources			Grade				Metal Contents			
Resource Category	Deposit	Metric tonnes	AgEQ g/t	Ag g/t	Au g/t	Cu %	AgEQ Million Tr Oz*	Ag Million Tr oz	Au Thousand Tr Oz	Cu T
Total Measured	All Deposits	4,830,000	156	85	0.63	0.51	24.3	13.2	97.4	24,000
Total Indicated	All Deposits	5,830,000	124	70	0.64	0.25	23.3	13.1	119.8	15,000
Total Measured & Indicated		10,660,000	139	77	0.63	0.37	47.5	26.3	217.2	39,000
Total Inferred	All Deposits	6,090,000	118	70	0.56	0.24	23.2	13.6	109.2	15,000

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

Figures in the table may not add to the totals shown due to rounding.

The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects."

The silver equivalent for the Avino (ET) mine was calculated using the following assumptions: Au price US$1,300/oz. Ag price US$ 17.50/oz. Copper price US$3/lb. A net smelter return (NSR) was calculated and the silver equivalent was back calculated for Avino/ET using the formula: AgEQ = (24.06 x Au (g/t) + 0.347 x Ag (g/t) + 43.0 x Cu (%) - 151.8 x Bi (%)) / 0.347

Qualified Person(s): Avino's projects in Durango, Mexico are under the geoscientific oversight of Michael O'Brien, P.Geo., Senior Principal Consultant, ARANZ Geo, and under the supervision of Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of NI 43-101. Both have reviewed and approved the technical data in this report.

*Metal production is expressed in terms of silver equivalent ounces (oz Ag Eq), In 2018, AgEq was calculated using metals prices of $15.71 oz Ag, $1,270 oz Au and $2.96 lb Cu. In 2017, AgEq was calculated using metals prices of $17.05 oz Ag, $1,258 oz Au and $2.80 lb Cu.









BRALORNE GOLD MINE


CANADA
BRITISH COLUMBIA
BRALORNE GOLD MINE
Minto & Olympic Claims
Lillooet
Whistler
Vancouver
0
60 km
25 mi
WASHINGTON USA

Conducting the Largest, Most Comprehensive Exploration Program in Bralorne's History

The Bralorne Gold Mine, located in southwestern British Columbia, is in the strategic exploration and evaluation stage.

Following a flow-through financing in April 2018, Avino began the largest exploration program in the property's history, including a 24,000 to 28,000-meter drill campaign. Phase One, completed in January 2019, tested underexplored portions of known veins. Phase Two, now underway, is targeting new discoveries in underexplored portions of the property.

Structural Modelling and Geological Mapping

During the year, a team of expert structural geoscientists completed a detailed review of the property, including an updated, detailed surface geological map, a 3D geological model and a structural model identifying veining along with target recommendations. A huge volume of historical geological data was compiled from 13,000 historic plans. This newly digitized dataset, which includes more than 20,000 historic drift assays, was integrated with the latest airborne geophysical and LiDAR datasets to define a detailed structural framework that was previously unavailable. The improved understanding of the lithological complexity and structural fabric of the area has formed an integral component for targeting explorati on drilling.

In November 2017, the Company received an approved Permit Amendment (M207) from the Ministry of Energy, Mines and Petroleum Resources to operate at 100tpd. The Permit Amendment provides a comprehensive and responsible permit, updated to modern environmental and permitting standards. As a result, we expect an easier and quicker transition to an amended permit that will allow for future expansion.

THE BRALORNE RESOURCE

Measured			Indicated			Measured & Indicated			Inferred		
Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces	Tons	Au opt	Au Ounces
45,922	0.36	16,643	227,201	0.32	74,855	273,123	0.33	91,528	363,527	0.22	83,900

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category. Figures in the table may not add to the totals shown due to rounding. The mineral resource estimate is classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum's "CIM Definition Standards - For Mineral Resources and Mineral Reserves" incorporated by reference into National Instrument 43-101 "Standards of Disclosure for Mineral Projects". Mineral Resources are reported at cut-off grades 0.1 ounces per ton gold.

CORPORATE INFORMATION

HEAD OFFICE

Suite 900 – 570 Granville Street
Vancouver BC Canada V6C 3P1
T 604.682.3701

INVESTOR RELATIONS

T 604.682.3701
E ir@avino.com

MANAGEMENT

Gary Robertson
Chairman and Independent Director

David Wolfin
President and CEO, Director

Carlos Rodriguez
Chief Operating Officer

Nathan Harte CPA
Interim Chief Financial Officer

Dorothy Chin
Corporate Secretary

Jasman Yee P.Eng.
Director

Michael Baybak
Director

Peter Bojtos P.Eng.
Director

Fred Sveinson B.A., B.Sc, P.Eng.
Senior Mining Advisor – Bralorne

Andrew Kaplan
Capital Market Strategist

AUDITORS

Manning Elliott LLP
11th Floor - 1050 West Pender Street
Vancouver BC Canada V6E 3S7

T 604.714.3600

TRUST COMPANY & TRANSFER AGENT

Computershare
2nd Floor – 510 Burrard Street
Vancouver BC Canada V6C 3B9

T 604.691.7363

CANADA LEGAL COUNSEL

Salley Bowes Harwardt Law Corp.
1750 – 1185 West Georgia Street
Vancouver BC Canada

T 604.688.0788

U.S. LEGAL COUNSEL

Lewis Brisbois
Suite 1100 - 333 Bush Street
San Francisco, CA 94104

T 415.262.8508

SHARES TRADED

NYSE American: Symbol **ASM**
TSX: Symbol **ASM**
FSE: Symbol **GV6**